Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:					RANDGOLD RESOURCES LIMITED
2. Reason for notification (yes/no)
An acquisition or disposal of voting rights							YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):______________
3. Full name of person(s) subject to notification obligation:				BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3):
5. Date of transaction (and date on which the threshold is crossed or reached if different):				9 April 2008
6. Date on which issuer notified:				10 April 2008
7. Threshold(s) that is/are crossed or reached:				Holding has gone below 10%
8: Notified Details
A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights
				Direct	Indirect	Direct	Indirect
ISIN: GB00B01C3S32	8,087,611	8,087,611		N/A	7,583,888	N/A	9.95%
B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)			Percentage of voting rights

Total (A+B)
Number of voting rights			Percentage of voting rights
7,583,888			9.95%
9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
BlackRock Investment Management (UK) Limited – 7,583,888 (9.95%)
Proxy Voting:
10. Name of proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14 Contact name:
15. Contact telephone name:

Annex: Notification of major interests in shares

A: Identity of the persons or legal entity subject to the notification obligation
Full name (including legal form of legal entities)	BlackRock, Inc.
Contact address (registered office for legal entities)	33 King William Street, London, EC4R 9AS
Phone number & email	020 7743 4653
Other useful information (at least legal representative for legal persons)	Louise Lyle
B: Identity of the notifier, if applicable
Full name	D J Haddon
Contact address	La Motte Chambers, La Motte Street, St.Helier, Jersey, JE1 1BJ, Channel Islands
Phone number & email	+44 1534 735 444 dhaddon@randgoldresources.com
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)
C: Additional information